EXHIBIT 4.21

Director appointment letter – Mr Ahmed Fahour

Office of the Chairman

500 Bourke Street

Melbourne

Victoria   3000

Australia

7 October 2004

Dear Mr Fahour

Letter of appointment

I am pleased to advise you that the Board of Directors of National Australia Bank Limited (the “National”) has approved your appointment as an Executive Director of the National and National Equities Limited (the holding company for the major offshore assets) with effect on 7 October 2004, subject to the Australian Prudential Regulation Authority having no objection to your appointment and receipt from you of a signed “Consent to Act as a Director”. Enclosed is a “Consent to Act as a Director & Disclosures on Appointment” form which I would ask you to complete and return to the Company Secretary, Mr Garry Nolan, as soon as possible.  Garry’s fax number is 03 8641 4927.  Would you also return the original to Mr Nolan.  In addition to expressing our delight that you will be joining the Board of the National, this letter sets out the terms of your appointment to the office of Executive Director of the National and National Equities Limited.  It should be read in conjunction with, and is subject to, the National’s Constitution (a copy of which is attached to this letter), and the Charters and policies approved from time to time by the Board, including the Board Charter (a copy of which is attached to this letter).  Charters and policies may be changed by the Board from time to time.

Upon appointment as a Director, you will hold office until the next Annual General Meeting of the National which will be held on 31 January 2005, at which time you will be entitled to stand for election by the shareholders as a Director of the National.

Please acknowledge that you have read, understood and accept the contents of this letter by signing the enclosed copy and returning it to the Company Secretary.

1                                          Board members

The Chairman of the Board is Mr Graham Kraehe, a Non-Executive Director.

The other Non-Executive Directors, at present, are:

•                                           Mr Peter Duncan;

•                                           Mr Robert Elstone

•                                           Mr Danny Gilbert;

•                                           Mr Paul Rizzo;

•                                           Ms Jillian Segal

•                                           Mr John Thorn;

•                                           Mr Geoff Tomlinson; and

•                                           Mr Malcolm Williamson.

The appointment of Mr Michael Chaney as a non-executive director in December 2004 and as Chairman of the Board in September 2005 has been announced.

Mr John Stewart is the Managing Director & Group Chief Executive, the only executive director at this time.  Mr Michael Ullmer is to join the Board as an executive director in October 2004.

The Company Secretary is Mr Garry Nolan.  Mr Nolan can be contacted on (03) 8641 3505.

Further details of Board members can be obtained from the Company Secretary.

2                                          Terms of appointment

2.1                                Qualifications

To qualify for the office of Director of the National, you must:

•                                           be under 70 years of age; [Article 10.9]

•                                           not be disqualified or suspended from managing corporations and must otherwise be permitted by law to act as a director of a company; [s203B Corporations Act and Part 2D.6]

•                                           sign a Confidentiality Deed which prohibits you from disclosing any matters, affairs or concerns of the National; [to comply with Article 11.8 of the National’s Constitution] and

•                                           hold at least 2,000 fully paid shares in the National in your own right within two months after your appointment.  [Article 10.8] See 3.4 below for restrictions.

2.2                                Term

Following your appointment by the Board, you hold office as an Executive Director until the first Annual General Meeting of the National after the date of your appointment.  You are then eligible for election to the position of Director by resolution of the shareholders of the National at that Annual General Meeting.  [Articles 10.12 and 10.13]

Once you have been elected to the office of Director by resolution of the shareholders of the National in General Meeting, you will be subject to the rotation of Directors provided for in Articles 10.3 to 10.7 of the National’s Constitution.  Broadly, these Articles provide that at each Annual General Meeting one-third of the Directors for the time being and any other Director not in such one-third who has held office for three years or more must retire from the office and is eligible for re-election. The National may remove a Director from office as a Director at any time by a resolution passed at a General Meeting.  [Articles 10.3-10.7 and 10.14]

2.3                                Vacation of office

Your office as a Director becomes vacant if any of the circumstances prescribed under the Corporations Act 2001 (Cth) or the National’s Constitution arise, including the following:

•                                           you are disqualified from managing corporations; [s203B Corporations Act and Part 2D.6]

•                                           you resign from office or refuse to act; [Article 10.28(b)]

•                                           you are removed from office by resolution passed at a General Meeting of the National; [Article 10.28(d)]

•                                           you accept or hold any office in another bank without the consent of the Board.  [Article 10.28(f)]

•                                           you cease to be an employee of the National. (Article 10.11 – see 2.5 below)

Article 10.28 of the National’s Constitution contains a list of circumstances that, in addition to those prescribed by the Corporations Act, will result in the office of a Director becoming vacant.

Among other matters, clause 2.5 of this letter of appointment contains additional provisions in respect of your employment with the National if you cease to hold office as a Director.

2.4                                Relationship with the National

Once appointed, you hold office as a Director of the National.  As you are also an employee of the National, you are an Executive Director within the meaning of the National’s Constitution.

2.5                                Holding office as a Director and your employment

(a)                                   Cessation as an employee

As you are an employee of the National, the Constitution of the National provides in Article 10.11 that your office as a Director becomes vacant upon you ceasing to be an employee of the National.

(b)                                  Variations to your employment agreement

In consideration of your appointment as an officer of the National, you agree to a variation of the terms and conditions of your employment with the National (as set out in the letter to you from the Managing Director and Chief Executive Officer of the National dated 10 August 2004 (“your employment agreement”)) as follows:

(i)                                      in addition to all other powers of the National under your employment agreement, the National may terminate your employment effective immediately by giving written notice to you if your office as a Director becomes vacant or is vacated by force of the Corporations Act or of the provisions of Article 10.14 or Article 10.28 of the Constitution;

(ii)                                 in addition to all other powers of the National under your employment agreement, the National may terminate your employment in accordance with the provisions of sub-paragraph 21.5 to 21.7 (inclusive) of your employment agreement if:

(A)                                in accordance with the Constitution or the Corporations Act, you are removed or dismissed from office as an Executive Director; or

(B)                                  you cease to hold office as a Director (other than by reason of your office as an Executive Director or Director being vacated or becoming vacant).

(iii)                              Resignation from offices

You may, from time to time, hold office as a director of a subsidiary of the National.  If you cease to be an employee of the National and thereby the office of Executive Director of the National held by you becomes vacant, you agree to resign with immediate effect from each office held by you in the National and in each subsidiary of the National.

(iv)                             For the purposes of sub-clause 2.5(b)(iii), you irrevocably appoint the Chairman of the National, as elected from time to time, to be your attorney and in your name and on your behalf to execute any document or do anything necessary to comply with your obligations under the provisions of sub-clause 2.5(b)(iii).  The power of attorney granted to the Chairman under subclause 2.5(b)(iii) shall remain in force both during your employment with the National and after it ceases.

(v)                                Extent of operation of certain obligations

The provisions of your employment agreement as varied by this letter, operate only to the extent permitted by:

(A)                                law, in particular, the Corporations Act; and

(B)                                  any other obligations with which the National must comply under the Listing Rules.

(vi)                             If any provision or part of a provision of your employment agreement as varied by this letter goes beyond that which is permitted by law, or does not comply with the obligations referred to in sub-clause 2.5(b)(v), that provision or part of a provision shall be interpreted in such a way as to be permitted by law or to comply with the obligations or, if such an interpretation is not open, that provision or part of the provision must be severed.

(c)                                   While you are an Executive Director and an employee of the National, 50 per cent of any “short-term incentive reward” allocated to you under the terms of the National’s short-term incentive-based plan for executive employees (referred to in your employment agreement), will be provided in National shares, generally restricted for a minimum period of 12 months from the date of issue.  Any issue or allocation of shares to you as an employee of the National, as part of your short-term incentive reward, will be provided under the National Australia Bank Staff Share Ownership Plan, and subject to the specific terms of issue or allocation applicable at the time and will also be subject to approval by shareholders if required by law or under any obligations with which the National must comply under the ASX Listing Rules.

3                                          Expectation

3.1                                Overview

The National’s expectations of you as a Director are listed in this section.  In many cases, you are obliged to meet these expectations because of your legal duties to the National.  You are encouraged to seek independent legal advice to assist you in the performance of these duties.

3.2                                Board meetings

Whilst most Board and Board committee meetings are held in Melbourne, the Board does visit and hold meetings at interstate and international venues from time to time. Board meetings are scheduled ten times a year and normally have a duration of two days, with the exception of the annual Board meeting in the United Kingdom, which usually has a duration of five days.  A list of the Board Meeting dates for the remainder of 2004 and for 2005 is attached.  It is necessary from time to time to convene an unscheduled meeting.  The National endeavours to keep such meetings to a minimum, however, a Director may convene additional Board meetings at any time.  [Article 12.2]

You are expected to:

•                                           attend Board meetings and ensure that you have fully read all papers relating to agenda items;

•                                           apply your mind to the matters before you and bring your own special skills and experience to your position;

•                                           raise questions and make enquiries when you need more information;

•                                           make sure that any of the Board’s delegates are qualified, reliable and competent to carry out the duties given to them; and

•                                           make sure that you have been provided with accurate, relevant and timely information to reach any decision that will affect the National.  You should not make a decision, and you may refuse to consider any matter, until appropriate information has been provided to you.

3.3                                Board committees and subsidiaries

Currently there are four standing Board committees:  the Audit Committee, Risk Committee, Compensation Committee and the Nomination Committee, and the Board may, from time to time, convene other Board committees.

At present, all Directors are members of the Nomination Committee.

You may also be appointed as a director of a subsidiary, or subsidiaries, of the National.

3.4                                Insider trading policy and Code of Conduct

Directors are expected to comply with the corporate policies approved from time to time by the Board, including the Corporate Governance Guide entitled “Role, Duties, Responsibilities and Rights of the Directors of Category A Company”.

A copy of the Guide is attached to this letter.

You are of course required also to comply with the National’s Code of Conduct (which has been expressly referred to your employment agreement) and the National’s insider trading policy.

The insider trading policy restricts dealings in National securities by Directors as well as other officers and employees of the National.  Directors may only deal in such securities in the eight-week periods immediately following either the release of the half-year and full-year profit announcements (currently made in May and November) or following the release of a qualifying prospectus.  However, even during such periods, Directors may not deal in National securities if they are aware of any share price sensitive information.  An example of this may be any merger, acquisition or significant disposal activity occurring during the window period.  Further, under the insider trading policy, Directors must not deal in National securities for short-term gain and, therefore, dealing in the same National securities within a 12-month period is prohibited.  Directors must also discuss their intention to deal in National securities with the Chairman before undertaking any such dealings.

Given these restrictions, a new Director appointed to the Board, who does not already meet the Director share qualification requirement set out in the National’s Constitution and clause 2.1 of this letter, should acquire such shares as soon as possible before s/he acquires any share price sensitive information.

3.5                                Confidentiality

You are expected to maintain the confidentiality of all materials and information you obtain in connection with your position as a Director.

You must comply with the Confidentiality Deed you execute in accordance with Article 11.8 of the National’s Constitution.

These obligations are separate from and are in addition to obligations of confidentiality you have accepted and agreed to as an employee of the National.

4                                          Duties and powers

4.1                                Duties

At the most general level, your role in your capacity as a Director is to monitor the National’s business results and to set goals and formulate strategy.  In performing this role, you are subject to a number of legal duties to the National.

A detailed explanation of your duties is provided in the Corporate Governance Guide entitled “Role, Duties, Responsibilities and Rights of the Directors of Category A Company” referred to earlier and attached to this letter.

4.2                                Disclosure of conflicts and material personal interests

If a conflict of interest arises in relation to a matter that will be considered by the Board, you must give the other Directors notice of the conflict, and, if the conflict is a material personal interest in the matter (as defined by section 191(2) of the Corporations Act), you must not be present while the matter is being considered at a Board meeting or vote on the matter.

Further guidance in relation to conflicts and material personal interests is given in the Corporate Governance Guide attached.

4.3                                Powers

The Board has the power to exercise all of the National’s powers, other than the powers which the Constitution and the Corporations Act require to be exercised by the National in General Meeting.  [Article 11.1 and s198A(2) of Corporations Act]

Decisions of the Board are decided by a majority of votes of Directors present and entitled to vote.  Each Director has one vote.  [Articles 12.3 and 12.4]

4.4                                Appointment of Alternate Director

Articles 12.6 - 12.14 of the National’s Constitution provides for a Director to appoint an Alternate Director to act in his / her place, subject to the approval of the majority of the other Directors.  However, it has not been the practice in the National to appoint Alternate Directors.

5                                          Remuneration

5.1                                Remuneration

As you are an employee of the National, you are not provided with and have no entitlement to any additional remuneration in respect of holding the office of Director.

5.2                                Insurance and indemnity

As a Director, you have the benefit of the indemnity provided to you in the National’s Constitution.  This indemnity is broad; however, it does not provide protection if the National is prohibited from indemnifying you, for example, where liability is owed to the National.  [Article 21.1 and s199A(2) of the Corporations Act]

You are invited to enter into a Deed of Access, Indemnity and Insurance which mirrors the protection afforded to you under the National’s Constitution.  That deed also includes an undertaking by the National to effect and maintain an appropriate Directors’ and Officers’ Insurance Policy.  A copy of that deed is attached.  Could you please sign the deed and return it.

You may also be protected under the National’s Directors & Officers Insurance Policy.  Details of the insurance policy are provided in the brochure attached.

It is important that, if you become aware of any matter that may give rise to an actual or potential claim, or of any circumstances that may lead to such a claim, you contact Global Operational Risk, Insurance & Compliance (Melbourne).

6                                          Training

The National is committed to providing its Directors with opportunities to update and enhance their skills and knowledge.

In your capacity as a Director, you are entitled to attend external seminars, workshops and other training programs that are relevant to your directorship.  The National will reimburse you for any reasonable costs of such additional training.

7                                          Access to information

7.1                                Access to financial records and company books

Under the Corporations Act, a Director has rights of access to the National’s financial records and, for the purposes of legal proceedings to which the Director is a party, the National’s books, at all reasonable times.  [Section 198F and section 290 of the Corporations Act]

The Deed of Access, Indemnity and Insurance grants you access to Board papers and related material.

7.2                                Access to the Company Secretary

The Company Secretary is responsible for providing advice and support to the Board and for ensuring that Directors have sufficient information to make decisions at meetings of the Board.  The Company Secretary also prepares minutes of all Board meetings.

In your capacity as a Director, you have access to, and are entitled to request additional assistance and information from, the Company Secretary.

7.3                                Authority to appoint independent professional advisers

In your capacity as a Director, you are entitled to seek independent professional advice in relation to your duties and powers as a Director of the National.  The National will reimburse Directors for all reasonable expenses incurred in obtaining such advise, provided that the expenses have been approved by the Chairman and, where appropriate, a copy of the advice is made available to the Board.

8                                          Further guidance and information

If you have any queries about your appointment, please contact the Company Secretary.

My other Board colleagues and I are looking forward to working with you in the future.

Yours sincerely

[Original signed]

GRAHAM J KRAEHE AO
CHAIRMAN

I acknowledge that I have read and understood and I hereby accept the contents of this letter.

Signed:	[Original signed]

Name:	AHMED FAHOUR

Date:	26-10-2004

When you have signed the attached copy of this letter, please return the signed copy, and signed copies of the other documents attached to this letter which require your signature, to:

Mr GF Nolan
Company Secretary
National Australia Bank Limited
Level 24
500 Bourke Street
MELBOURNE   VIC   3000